# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cidara Therapeutics, Inc., CIK 0001610618
CUSIP: 171757206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6310 NANCY RIDGE DRIVE, SUITE 101, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193805-18-000790
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 495,174; sole dispositive power 0; shared dispositive power 495,174; aggregate amount beneficially owned 495,174 (4.5% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 495,174; sole dispositive power 0; shared dispositive power 495,174; aggregate amount beneficially owned 495,174 (4.5% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 489,056; sole dispositive power 0; shared dispositive power 489,056; aggregate amount beneficially owned 489,056 (4.5% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 489,056; sole dispositive power 0; shared dispositive power 489,056; aggregate amount beneficially owned 489,056 (4.5% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 63,450; sole dispositive power 0; shared dispositive power 63,450; aggregate amount beneficially owned 63,450 (0.6% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 63,450; sole dispositive power 0; shared dispositive power 63,450; aggregate amount beneficially owned 63,450 (0.6% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 984,230; sole dispositive power 0; shared dispositive power 984,230; aggregate amount beneficially owned 984,230 (9% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,093,499; sole dispositive power 0; shared dispositive power 1,093,499; aggregate amount beneficially owned 1,093,499 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,093,499; sole dispositive power 0; shared dispositive power 1,093,499; aggregate amount beneficially owned 1,093,499 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,093,499; sole dispositive power 0; shared dispositive power 1,093,499; aggregate amount beneficially owned 1,093,499 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Cidara Therapeutics, Inc.
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, the Reporting Persons and one of the Partners managed accounts (the "Partners Managed Accounts") held an aggregate of 280,869 Pre-Funded Warrants (the "Pre-Funded Warrants") exercisable for an aggregate of 280,869 Shares. The Pre-Funded Warrants are exercisable at any time at an exercise price of $0.0001 per Share and do not expire. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the "Pre-Funded Warrants Blocker"). As of the close of business on December 31, 2024, the Pre-Funded Warrants Blocker limits the conversion of the Pre-Funded Warrants by the Reporting Persons to 703 out of the 280,869 Shares underlying the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account in the aggregate.

As of the close of business on December 31, 2024, the Reporting Persons and one of the Partners Managed Accounts held an aggregate of 2,104,472 shares of Series X convertible preferred stock (the "Series X Preferred Stock"), convertible for an aggregate of 1,052,236 Shares. Each share of Series X Preferred Stock is convertible into 0.5 Shares. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), more than 9.99% of the number of Shares then issued and outstanding (the "Series X Conversion Limitation"). As of the close of business on December 31, 2024, the Series X Conversion Limitation prohibits the conversion of all of the Series X Preferred Stock held by the Reporting Persons and the Partners Managed Account.

As of the close of business on December 31, 2024, the Reporting Persons and one of the Partners Managed Accounts held an aggregate of 14,857 shares of Series A convertible preferred stock (the "Series A Preferred Stock"), convertible for an aggregate of 1,039,990 Shares. Each Share of Series A Preferred Stock is currently convertible into 70 Shares. A holder of Series A Preferred Stock may not convert any Series A Preferred Stock held by it or vote such Series A Preferred Stock to the extent that, after giving effect to such conversion or action, such holder, together with such holder's Attribution Parties (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Voting Preferred Stock), such holder would own in excess of 9.99% of the Shares outstanding immediately after giving effect to such conversion (the "Series A Conversion Limitation"). As of the close of business on December 31, 2024, the Series A Conversion Limitation prohibits the conversion and voting of all of the Series A Preferred Stock held by the Reporting Persons and Partners Managed Account.

As of the close of business on December 31, 2024, (i) BVF beneficially owned 495,174 Shares, including 703 Shares underlying certain Pre-Funded Warrants held by it and excluding (a) 125,129 Shares underlying certain Pre-Funded Warrants held by it, (b) 605,272 Shares underlying the Series X Preferred Stock held by it, and (c) 550,900 Shares underlying the Series A Preferred Stock held by it, (ii) BVF2 beneficially owned 489,056 Shares, excluding (a) 120,246 Shares underlying the Pre-Funded Warrants held by it, (b) 386,964 Shares underlying the Series X Preferred Stock held by it, and (c) 437,640 Shares underlying the Series A Preferred Stock held by it, and (iii) Trading Fund OS beneficially owned 63,450 Shares, excluding (a) 25,279 Shares underlying the Pre-Funded Warrants held by it, (b) 55,369 Shares underlying the Series X Preferred Stock held by it, and (c) 35,980 Shares underlying the Series A Preferred Stock held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 495,174 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 489,056 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 63,450 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 984,230 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,093,499 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, including 45,819 Shares held in the Partners Managed Accounts and excluding (a) 9,512 Shares underlying the Pre-Funded Warrants held in the Partners Managed Accounts, (b) 4,632 Shares underlying the Series X Preferred Stock held in the Partners Managed Accounts, and (c) 15,470 Shares underlying the Series A Preferred Stock held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,093,499 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,093,499 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of: (i) 10,945,235 Shares outstanding as of December 20, 2024, which is the total number of Shares outstanding as disclosed in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 23, 2024, and (ii) 703 Shares underlying certain Pre-Funded Warrants held by the Reporting Persons, as applicable.

As of the close of business on December 31, 2024, (i) BVF beneficially owned approximately 4.5% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 4.5% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 4.5% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.5% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.0% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Accounts).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF and BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Accounts.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to Amendment No. 2 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2020.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (02/14/2025)